Exhibit 12.1

STATEMENTS RE: COMPUTATION OF RATIOS

(in thousands USD)

	Year Ended December 31, 2008	Year Ended December 31, 2009	Year Ended December 31, 2010	Year Ended December 31, 2011	Year Ended December 31, 2012
Computation of Fixed Charges

Interest expense	$22,363	$21,522	$22,071	$22,954	$23,162

Amortization of debt issuance costs and debt discount	723	713	711	767	958

Portion of rental expense representative of interest (1)	2,690	1,667	1,583	1,765	1,853

Total fixed charges	25,776	23,902	24,365	25,486	25,973

Computation of Earnings

Income (loss) from continuing operations before income taxes	1,439	(106,591)	(20,923)	(66,670)	(45,067)
Fixed charges per above	25,776	23,902	24,365	25,486	25,973

Total earnings	27,215	(82,689)	3,442	(41,184)	(19,094)

Ratio of earnings to fixed charges (2)	1.1	*	0.1	*	*

* Earnings inadequate to cover fixed charges

Deficiency	$—	$(106,591)	$(20,923)	$(66,670)	$(45,067)

(1)	The interest portion of operating leases is assumed to be 30%.
(2)	The presented ratio of earnings to fixed charges differs from the Fixed Charge Coverage Ratio defined in the Amended Credit Facility.